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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER

8-   49995

REPORT FOR THE PERIOD BEGINNING ___1/1/2018___ AND ENDING ___12/31/2018___
(MM/DD/YY)   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rogan & Associates, Inc.

OFFICIAL USE ONLY

_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Ninth Avenue North, Suite 150
(No. and Street)

Safety Harbor	**FL**	**34695**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael G. Rogan	**727-712-3400**
	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raulerson Castillo Company, Certified Public Accountants
(Name - if individual, state last, first, middle name)

1907 S. Alexander Street, Ste. 2	**Plant City**	**FL**	**33566**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number**





OATH OR AFFIRMATION

I, ____Michael G. Rogan____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Rogan & Associates, Inc.___ as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

KAREN DOHERTY LEE
Notary Public - State of Florida
Commission # GG 218702
My Comm. Expires May 16, 2022
Bonded through National Notary Assn.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROGAN & ASSOCIATES, INC.
SAFETY HARBOR, FL
AUDITED FINANCIAL STATEMENTS

December 31, 2018

ROGAN & ASSOCIATES, INC.
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2018

TABLE OF CONTENTS





RAULERSON CASTILLO
& COMPANY
Certified Public Accountants and Consultants

Business Navigation
1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | **F:** (813) 752-8725

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Rogan & Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rogan & Associates, Inc. as of December 31, 2018, the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Rogan & Associates, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Rogan & Associates, Inc.'s management. Our responsibility is to express an opinion on Rogan & Associates, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Rogan & Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Rogan & Associates, Inc.'s financial statements. The supplemental information is the responsibility of Rogan & Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raulerson Castillo & Company

Raulerson Castillo & Company, PA

We have served as Rogan & Associates, Inc.'s auditor since 2014.

Plant City, Florida
February 27, 2019

FINANCIAL STATEMENTS

ROGAN & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	61,252
Receivable from broker-dealers, mutual funds and insurance companies		282,922
Other receivables		628,013
Deposit with clearing broker		25,000
Investments in marketable securities		50,118
Fixed assets (net of depreciation)		419,110
Other assets		34,548
Total assets	$	1,500,963

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	170,683
Deferred Tax Liability		82,900
Note payable		93,080
Total liabilities		346,663

STOCKHOLDERS' EQUITY

Common stock, $1 par value	150
Additional paid-in capital	30,985
Retained earnings	1,147,291
Less Treasury Stock, at cost	(24,126)
Total stockholders' equity	1,154,300
Total liabilities and stockholders' equity	$ 1,500,963

ROGAN & ASSOCIATES, INC.
STATEMENT OF OPERATIONS
For The Year Ended December 31, 2018

REVENUE		
Commissions and fees	$	3,296,405
Other revenue		40,639
TOTAL REVENUE		3,337,044
GENERAL AND ADMINISTRATIVE EXPENSES		
Employee compensation and benefits		2,526,815
Clearing costs		21,988
Occupancy		176,688
Other operating expenses		517,478
Depreciation		25,272
TOTAL EXPENSES		3,268,241
INCOME BEFORE INCOME TAXES		68,803
INCOME TAXES		
Federal		29,664
State		4,975
TOTAL INCOME TAXES		34,639
NET INCOME	$	34,164

ROGAN & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	34,164
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		25,272
Change in assets and liabilities:		
Increase in due from broker-dealers, mutual funds and insurance companies		(38,668)
Increase in other receivables		(231,842)
Increase in other assets		(4,546)
Decrease in payables and accrued expenses		(56,935)
Increase in deferred tax		8,500
NET CASH PROVIDED BY OPERATING ACTIVITIES		(264,055)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in fixed assets		(54,981)
Decrease in investments		253,796
NET CASH USED IN INVESTING ACTIVITIES		198,815
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments of note payable		(22,974)
NET CASH PROVIDED BY FINANCING ACTIVITIES		(22,974)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(88,214)
CASH AND CASH EQUIVALENTS:		
Beginning of year		149,466
End of year	$	61,252

ROGAN & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For The Year Ended December 31, 2018

	Capital Stock	Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balance, December 31, 2017	$ 150	$ 30,985	$ (24,126)	$ 1,113,127	1,120,136
Net income	-	-	-	34,164	34,164
Balance, December 31, 2018	$ 150	$ 30,985	$ (24,126)	$ 1,147,291	$ 1,154,300

ROGAN & ASSOCIATES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS AND GENERAL CREDITORS
For The Year Ended December 31, 2018

Balance, December 31, 2017	$ -
Increases	-
Decreases	-
Balance, December 31, 2018	$ -

ROGAN & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business; The Company is a securities broker dealer organized under the laws of the state of Florida in January 1997. The Company's primary business is providing investment advice and brokerage of publicly traded securities and insurance products. The Company's customers are located throughout the United States, but primarily in Florida.

The Company is registered with the U.S. Securities and Exchange Commission as a broker dealer and an investment adviser. Much of the regulation of broker dealers has been delegated to self-regulatory organizations, which in the Company's case, includes the Financial Industry Regulatory Authority and the Municipal Securities Rulemaking Board, and the securities commissions of appropriate states.

Basis of Presentation; The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the U.S., which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statement. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statement.

Cash and Cash Equivalents; The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents,

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits..

Securities Owned; Securities owned are recorded at fair value based on quoted market prices or other observable market data. The Company's investment in securities consists of mutual funds in the amount of $50,118.

Property and Equipment; Property and equipment are recorded at cost. Depreciation and amortization is calculated on the straight-line method over the estimated useful lives of the assets (generally three, five or seven years).

Income Taxes; As of December 31, 2018, the financial statements reflected income taxes payable of $26,139 and a deferred tax liability of $82,900. The deferred tax liability represents the estimated future tax consequences resulting from the differences in book and tax depreciation methods.

Management considers the likelihood of changes by taxing authorities in its filed income tax returns and recognizes a liability for or discloses potential changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its income tax returns that require recognition or disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

Securities Transactions; Customers' securities transactions are reported on a settlement date basis which does not differ significantly from trade date basis.

Accounts Receivable; The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Other Receivables; The components of Other Receivables as of December 31, 2018, are as follows: Accounts Receivable – Employee $10,000 and Amounts due to/from Stockholder $618,012.

Date of Management's Review; Subsequent events were evaluated through February 27, 2019, which is the date the financial statements were available to be issued.

NOTE B — LEASE COMMITMENTS

The Company leases office space in Safety Harbor, FL, Sarasota, FL, and Brandon, FL. Total rent expenses incurred by the Company for the year ended December 31, 2018 was $168,970.

NOTE C — NET CAPITAL AND CUSTOMER PROTECTION

The Company, as a registered broker dealer, is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $64,110 which was $46,526 in excess of its required net capital of $17,584 and the ratio of aggregate indebtedness to net capital was 4.11 to 1.0.

The Company is also subject to the U.S. Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3) and operates pursuant to the exemptive provisions of paragraph (k)(2)(ii) of the Rule.

NOTE D — INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense	$ 26,139
Deferred income tax expense	8,500
Income tax expense (benefit)	$ 34,639

NOTE E — OFF BALANCE SHEET RISK

In the normal course of business, the Company effects securities transactions for the accounts of its customers. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE F — CONTINGENCIES

The Company is subject to litigation in the normal course of business. In 2018, the SEC initiated an inquiry into the firm's compensation related to mutual funds offered in connection with advisory services. The Company has provided the information requested by the SEC and has fully cooperated in responding to the Commission's requests. To date, no proceedings have been initiated and no request for repayment has been made. It is not currently possible to predict the ultimate outcome of this matter.

NOTE G — RETIREMENT PLAN

The Company has a profit sharing plan with a 401(k) (salary reduction plan feature) covering substantially all full-time employees. Company contributions are discretionary. Employer contributions for 2018 were $37,763.

NOTE H — CLEARING BROKER-DEALER

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firm of $25,000. Provided that the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully disclosed correspondent/clearing agreement.

NOTE I: FAIR VALUE MEASUREMENTS

Generally accepted accounting principles require the Company to disclose estimated fair value of its financial instruments. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Generally accepted accounting principles also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets				
Investments:				
Marketable Securities	$ 50,118	$ -	$ -	$ 50,118
Total Investments	$ 50,118	$ -	$ -	$ 50,118

The Company's carrying amounts of cash and cash equivalents, receivables, accounts payable and accrued expenses, and other assets approximate their fair values due to their short-term nature and/or as they are receivable or payable upon demand.

NOTE J: NOTES PAYABLE

The Company has a note payable to a bank, secured by Company accounts and the guaranty of the owner. It is payable in monthly installments of $2,383 including interest at 5.25%, maturing on July 28, 2022.

Future maturities of the note, for years ending December 31, are as follows:

2019	$	24,224
2020		25,535
2021		26,938
2022		16,386
	$	93,083

SUPPLEMENTAL INFORMATION

ROGAN & ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2018

NET CAPITAL:

Total stockholders' equity	$ 1,154,300
Less non-allowable assets	(1,082,673)
Net capital before haircuts	71,627
Less haircuts	(7,518)
Net Capital	64,110
Less required capital	(17,584)
Excess net capital	$ 46,526
Aggregate indebtedness	$ 263,763
Aggregate indebtedness to net capital	4.11 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2018.

There is no difference between net capital as reported above and net capital as reported in FOCUS Report Part IIA.

ROGAN & ASSOCIATES, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL

REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1 934, pursuant to paragraph (k)(2)(ii) of the Rule.

REQUIRED REPORTS



RAULERSON CASTILLO & COMPANY

Certified Public Accountants and Consultants

Business Navigation

1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | **F:** (813) 752-8725

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUTANTS' REVIEW OF THE EXEMPTION REPORT

To the Board of Directors and Shareholders
of Rogan & Associates, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Rogan & Associates, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Rogan & Associates, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Rogan & Associates, Inc. stated that Rogan & Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Rogan & Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rogan & Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)([Identify applicable exemption provision(s)—(1), (2)(i), (2)(ii), or (3).]) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raulerson Castillo & Company

Raulerson Castillo & Company, PA
Plant City, Florida
February 27, 2019



ROGAN & ASSOCIATES

Rogan & Associates, Inc.

Exemption Report

Rogan & Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 CFR §240.15c3-3 pursuant to paragraph (k)(2)(ii).

The Company met the exemption provisions of §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, Michael Rogan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________ Date: February 25, 2019

Michael Rogan, President

Rogan & Associates, Inc.
200 Ninth Avenue North, Suite 150, Safety Harbor, FL 34695 t: 727.712.3400 tf:1.866.779.3258 f: 727.712.3113 www.roganfinancial.com
Member: SIPC



RAULERSON CASTILLO & COMPANY

Certified Public Accountants and Consultants

Business Navigation

1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | **F:** (813) 752-8725

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Rogan & Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Rogan & Associates, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Rogan & Associates, Inc. for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Rogan & Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Rogan & Associates, Inc.'s management is responsible for Rogan & Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raulerson Castillo & Company

Raulerson Castillo & Company, PA
Plant City, Florida
February 27, 2019